CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                December 5, 2014


Stephanie D. Hui
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549


       Re:                            FT 5226
                  Target Global Value Dividend Portfolio, Series 2
                                   (the "Trust")
                        CIK No. 1620449 File No. 333-200434
              --------------------------------------------------------


Dear Ms. Hui:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Summary of Essential Information (p. 3)
---------------------------------------

      PLEASE CLARIFY THAT ESTIMATED NET ANNUAL DISTRIBUTIONS PER UNIT IS CALCULATED BY ANNUALIZING ONLY THE MOST RECENTLY DECLARED DIVIDEND BY THE ISSUERS.

      Response: We will delete the "s" from the word "dividends" appearing in footnote 6 on page 3 of the prospectus. The first sentence of footnote 6 will be revised to read as follows:

         We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividend declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend).

      This change will be reflected in the Amendment to the Registration Statement we anticipate filing on December 23, 2014 which will be filed such that the Registration Statement will become automatically effective pursuant to Rule 487.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.

                                         Very truly yours,

                                         CHAPMAN AND CUTLER LLP


                                         By /s/ Brian D. Free
                                            ------------------------------
                                                Brian D. Free


Enclosures